                                                                    Exhibit 99.2

OFFICE OF GAS AND ELECTRICITY MARKETS
NEWS

10th May 2000

R/56

OFGEM ANNOUNCES SPECIAL LICENSE CONDITION FOR INDEPENDENT ENERGY

Problems faced by Independent Energy (IE) in billing its domestic and business customers have resulted in them today (Wednesday) agreeing to a new condition as part of their electricity supply license following an investigation by energy regulator Ofgem.

This condition is aimed at improving IE's performance in customer service and the West Midlands-based company has agreed not to take on any new domestic and small business electricity customers nor market to them until it has improved its performance.

Ofgem Director General, Callum McCarthy, said: "By its own admission, the company has faced significant problems during the past few months with setting up accounts and billing many of its customers. Following detailed discussions with the company, we have agreed the new license condition which sets our requirements for performance in these areas.

"Customers are entitled to receive timely and accurate bills from their gas and electricity suppliers and we are determined to ensure that they do. This special license condition clearly signals our intent in this area not only to Independent Energy but also to other suppliers."

For IE, the situation worsened when problems with the company call centre meant that customers could not contact the company to discuss their problems and resulted in a significant increase in complaints to Ofgem.

Although Ofgem accepts that improvements have since been made by IE, it is concerned that progress is not fast enough and customers are still suffering as a result. It is, therefore, proposing to make it a condition of IE's license to take all necessary steps for the company to be able to:

o  issue accurate and timely bills
o  complete account cancellations
o  improve the ways that customers ca contact the company and
o  deal properly with complaints.

As part of the agreement with Ofgem, IE has stated that it will improve and increase the information it provides to the regulator about its performance.

Independent Energy is an independent generator and supplier of gas and electricity to both the business, commercial and domestic markets and is based in Solihull, West Midlands.